CARTER LEDYARD & MILBURN LLP
Counselors at Law

Bruce A. Rich	2 Wall Street
Counsel	New York, NY 10005-2072
o	o	570 Lexington Avenue
Direct Dial: 212-238-8895	Tel (212) 732-3200	New York, NY 10022-6856
E-mail: rich@clm.com	Fax (212) 732-3232	(212) 371-2720

June 24, 2014

EDGAR AND BY EMAIL (Lams@sec.gov)

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D. C. 20549

Attn:      Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:       Gold Standard Ventures Corp.
Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 29, 2014
File No. 1-35571

Gentlemen:

We are writing on behalf of Gold Standard Ventures Corp. , a British Columbia corporation (the “Company”), in response to the Staff’s comment letter, dated June 20, 2014 (the “Comment Letter”) relating to the above-referenced Form 20-F.  For convenience in your review, set forth below are the Staff’s numbered comments in the Comment Letter and the Company’s responses thereto.

Item 3 A. Selected Financial Data, page 1

1.
We note that you present your selected financial data for fiscal 2011 through 2013 under IFRS side -by-side with your financial data for fiscal 2010 and 2009 under Canadian GAAP. Please confirm that you will modify your presentation in future filings to eliminate the side-by-side presentation to comply with Instruction 3 of General Instruction G to Form 20-F. Please provide draft disclosures of your proposed changes.

   Response:

The Company transitioned its accounting standards from Canadian GAAP to IFRS on January 1, 2010.  The Company’s financial statements for the year ended December 2011 were the first financial statements prepared using IFRS, prior to which the Company prepared its financial statements using Canadian GAAP.  The selected financial data for 2010 and 2009 presented below is as reported by Company in accordance Canadian GAAP and has not been revised in accordance with IFRS.  In  future SEC filings, the presentation of the selected financial data, where applicable will comply with Instruction 3 of General Instruction G to Form 20-F.

Statement of Income Data:	IFRS Year Ended December 31,
	2013	2012	2011

Revenues	$-	$-	$-
(Loss) from operations	(4,263,602)	(5,271,516)	(3,989,654)
Interest income	38,832	78,292	93,083
Loss on debt settlement	-	-	(242,309)
Write down	(133,189)	-	-
(Loss) before taxes	(4,357,959)	(5,193,224)	(4,138,880)
Future tax recovery	-	-	-
(Loss)	(4,357,959)	(5,193,224)	(4,138,880)

Basic and diluted loss per share	(0.05)	(0.07)	(0.07)
Weighted average number of shares outstanding	87,125,176	75,049,087	56,556,912

Statement of Income Data:	Canadian GAAP Year (Period) Ended December 31,
	2010	2009

Revenues	$-	$-
(Loss) from operations	(3,448,360)	(321,073)
Interest income	574	29,388
Write down	-	-
(Loss) before taxes	(3,447,786)	(291,685)
Future tax recovery	27,000	-
(Loss)	(3,420,786)	(291,685)

Basic and diluted loss per share	(0.11)	(0.01)
Weighted average number of shares outstanding	32,467,466	26,194,571

Balance Sheet Data:

		IFRS December 31
	2013	2012	2011
Cash	$1,221,192	$10,785,758	$7,886,869
Exploration and evaluation assets	53,089,035	42,165,595	17,126,450
Total assets	54,971,286	53,482,564	25,312,542
Total liabilities	1,933,958	1,838,851	1,212,781
Accumulated deficit	(17,132,864)	(12,774,905)	(7,581,681)
Total shareholders’ equity	53,037,328	51,643,713	24,009,761

	Canadian GAAP Year (Period) Ended December 31,
Balance Sheet Data:	2010	2009
Cash	$4,109,636	$919,739
Exploration and evaluation assets	8,352,251	4,654,950
Total assets	12,675,105	5,591,232
Total liabilities	1,421,245	973,555
Accumulated deficit	(3,712,471)	(291,685)
Total shareholders’ equity	11,254,358	4,617,677

Item 4 D. Property, plants and equipment, page 18

Railroad-Pinion Project, Elko County, Nevada, page 19

2.     We have reviewed your property descriptions and cannot reconcile your parcel descriptions to your property descriptions. Please revise your filing and reconcile the total property acreages/estate types to your parcel groupings. In addition please include the following information for each of your properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:

In your letter you informed the Company of the need for additional information in order to reconcile its property descriptions in the Form 20-F.  As stated in the Form 20-F, the Company controls, indirectly through GSV US and subject to underlying royalties, a significant and largely contiguous land position in Elko County, Nevada, that the Company refers to as the Railroad-Pinion Project. The Railroad-Pinion Project is comprised of about 28,553 gross acres of subsurface mineral rights, with about 14,588 acres owned 100% by the Company in the form of patented unpatented lode mining claims (each varying in individual acreage) and a further 13,965 gross surface mineral rights on private lands.

On Friday, June 20, 2014, the Company’s counsel at Harris, Thompson & Faillers spoke with Mr. Schuler at the SEC to determine exactly what additional information is needed.  Mr. Schuler informed the Company that it needs to explain: (a) the potential discrepancy in the total acreage covered by its property; (b) the number of mining claims held, as well as their location within the Railroad-Pinion Project area; and (c) the maintenance fee requirements for the mining claims and how the payments are handled (i.e., by whom).  The Company would like to address each of these points individually, and it believes that the information provided in this letter is non-materially different than the information provided in the Company’s submitted Form 20-F.

A.	Potential Discrepancy in Total Acreage

Mr. Schuler informed the Company that there may be a discrepancy with regard to the total acreage cited in its submitted Form 20-F.  After conferring with its mapping engineers, the Company has determined that the acreage cited in the Form 20-F is indeed correct.  The Company believes that the potential discrepancy mentioned by Mr. Schuler may be based on the “gross” vs. “net” acreage totals, whereby the gross acreage is determined based on the total land covered and the net acreage is a calculation taking into account the Company’s mineral ownership in specific private lands (e.g., 50% leasehold ownership as opposed to 100%).  The Company also believes that the potential discrepancy may be caused by incorrect information reported by the Bureau of Land Management with regard to the unpatented mining claims.

To help clarify this point, the Company would like to explain a few things in greater detail:

1.           As stated in the Form 20-F, the Railroad-Pinion Project is comprised of about 28,553 gross acres of subsurface mineral rights controlled by the Company.  Of that 28,553 gross acreage total, approximately 14,588 acres are owned by the Company in the form of 18 patented and 813 unpatented lode mining claims.  As is normal, each of these mining claims can vary in acreage based on the chosen size of each claim (up to approximately 20.66 acres per claim).   According to the Company’s calculations, these 18 patented and 813 unpatented lode mining claims take up approximately 14,588 acres.

2.           A check of the online records of the Bureau of Land Management could likely display incorrect acreage for each claim.  In the Company’s acreage calculations, it deducts the invalid portions of each claim (e.g., claim conflicts with senior claims, overlaps onto fee land, etc.) and the Bureau of Land Management does not do this.  Moreover, a check of “claim owners” through the Bureau of Land Management “LR2000” system will likely come up with conflicting results as the BLM has not yet processed many of the Company’s conveyances to show it as the current owner.

3.            As stated in the Form 20-F, the Company controls 13,965 gross acres of subsurface mineral rights on private lands.  As explained the submitted Form 20-F, these mineral rights are controlled pursuant to the Pereira Leases, Pinion Leases, and Newmont Lease.  Although the Company controls 13,965 gross acres of the subsurface mineral rights on these private lands, it only holds approximately 11,444 net acres (4,631 hectares) after taking into account ownership percentages of the mineral interests in those private lands.

In sum, the Company has confirmed with its engineers that the total acreage cited in the Form 20-F is indeed correct.  The Company believes that any potential discrepancy may be based on inaccuracies with the Bureau of Land Management LR2000 system—which, unfortunately, is typical with regard to total acreage amounts.  Moreover, the Company believes that the information explained above is non-materially different than the information provided in the Form 20-F.

B.           Location and Total Number of Mining Claims Held

Mr. Shuler also requested that the Company provide him with a more detailed description of the mining claims held.  In total, the Company owned 813 unpatented lode mining claims and 19 patented lode mining claims, which are all situated in the core of the Company’s project area as follows: Sections 8, 10, 15, 16, 17, 18, 19, 20, 21, 22, 27, 28, 29, 30, 31, 32, 33, 34, and 35, Township 31 North, Range 53 East, Sections 2, 3, 4, 5, 6, 7, 8, 9, 10, 14, 16, 17 and 18, Township 30 North, Range 53 East, Sections 24 and 36, Township 31 North, Range 52 East, and Section 12, Township 30 North, Range 52 East, all of the Mountain Diablo Basin Meridian (“MDBM”).

Also, for the sake of completeness, enclosed with this letter is a “Schedule A” that depicts the following: (1) name of the mining claims held; (b) whether the claims are owned by the Company or are leased from a third party; (c) each Nevada Mining Claim (“NMC”) numbers for the claims; (d) the county document number or book and page where the certificate of location for each claim is recorder; (e) the information on each patented mining; and (f) the sections, townships, and ranges where all of the Company’s controlled property is located (including patented and unpatented mining claims, and fee lands).

C.           Maintenance Fee Information

Finally, Mr. Shuler asked the Company to describe its maintenance fee payment process on the Railroad-Pinion Project and who handles these payments.  The patented claim, private surface and private mineral property are wholly owned and subject to lease agreements and property taxes (due annually) as determined by Elko County.  The estimated holding for the 19 patented lode mining claims and private lands controlled by the Company is $515,220.00 per annum.  The 813 unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance.  The mineral right is maintained by paying a maintenance fee of $140 per claim to the Department of Interior, Bureau of Land Management, prior to the end of the business day on August 31 each year.  A notice of intent to hold must also be filed with the Elko County Recorder on or before November 1 every year along with a filing fee of $10.50 per claim plus a $4.00 fee document charge.  The 2013 filing is complete.  The Company’s estimated maintenance cost for its current package of 813 unpatented lode mining claims is $128,773.00.  All lease payments, federal claim maintenance fees, and county fees required to maintain the Company’s Railroad-Pinion Project package is handled by its counsel at Harris, Thompson & Faillers in Reno, Nevada.

3.     Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:

The following summarizes the procedures employed by the Company for the handling of core and reverse-circulation cuttings samples.  Drill core is collected from the drill rig by Company personnel and transported to its Elko, Nevada office on a daily basis.  At the secure Elko facility, Company personnel complete the following:

•	A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis.
•	The whole core is marked/tagged for sampling, and digitally photographed. High resolution digital jpeg photographs are archived for future reference.
•	Whole core is sawed in half by contractors, working at the Company's Elko office. Sawed core sample intervals are recorded on daily cut core sheets for review each day.
•	Half core is retained in the original core boxes, and the other half is bagged for geochemical analysis.
•	Geochemical standards and/or blanks are inserted every 10 to 15 samples.

All original geochemical analyses were completed by ALS Chemex Minerals (“ALS”), an internationally accredited independent analytical company with ISO9001:2008 certification.  ALS picks up the core samples from the Company’s Elko office and delivers them to ALS’ Elko, Nevada preparation facility.  At the ALS preparation facility the samples are logged into a computer-based tracking system, weighed and dried.  The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen.  A 250 gram (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen.  From Elko the samples are shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis.

Reverse-circulation drill samples were collected by the drilling contractor using a wet sample splitter on the drill rig.  Samples typically range from 5 to 20 pounds.  Geochemical standards and/or blanks are inserted by GSV geologists every 15 to 20 samples.  The samples were picked up at the drill sites by either ALS or SGS Mineral Services (“SGS”) and delivered to their respective preparation labs in Elko, Nevada.  SGS is an internationally accredited independent analytical company with ISO9001 and ISO/IEC 17025 certification.

Samples submitted to ALS were logged into a computer-based tracking system, sorted, weighed and dried.  The entire sample is crushed so that +70% passes a 2 mm screen, then it is finely crushed so that +70% passes a 2mm screen.  A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen.  From Elko the samples were shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis.  Pulp samples were analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

Samples submitted to SGS were logged into a computer-based tracking system, sorted, weighed and dried.  The entire sample is crushed so that +75% passes a 2 mm screen.  A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen.  From Elko the samples were shipped to Vancouver, British Columbia for geochemical analysis.  Pulp samples were analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices.  The procedures utilized by the Company are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading.

The primary goal of the Company’s QA/QC program is to monitor the assaying of drill core and RC chip samples by providing a basis for measuring the accuracy and precision of assay results.  To this end, Company personnel insert standard reference materials and blank samples into the sample sequence.  The analytical quality control measures employed are consistent with industry standards and sufficient to properly monitor analytical accuracy and precision.

For the 2012 and 2013 Railroad Project drill programs, certified blank and standard reference materials were obtained from Shae Clark Smith MEG Inc. in Reno, NV (SCS). A review of the sample preparation and certification procedures employed by SCS indicates that reference materials are produced according to industry standards to insure reasonable homogeneity and they appear to be reasonably well tested to establish expected values and acceptable ranges.

In 2012 and 2013, the Railroad drill programs included the collection of some 23,474 drill core and RC chip samples that were sent for gold assaying and geochemical analysis. This includes 911 blank pulp samples and 1013 standard samples that were inserted into the sample sequence. Thus, on average, the 2012-2013 Railroad drill program sample stream included at least one QC sample (blank or standard) for every 12.2 actual core/RC samples.  This is a reasonable frequency to allow for a thorough evaluation of laboratory assay procedures.

The Company also implemented a gold assay check program for pulp from the drilling at the North Bullion Deposit to expand upon the results and verification reported in the Shaddrick (2012) report.  Inspectorate of Sparks, Nevada, an internationally accredited analytical company with ISO9001:2008 certification, completed the check assays.  Check assays were performed on original pulps, with gold grades ranging from <0.005 to 30.2 ppm, as a check/verification of the original ALS Chemex gold assays (Table 12.4).  Inspectorate used the same analytical techniques as the original ALS analyses.

Of the 874 pulps that were check assayed for gold by Inspectorate, 751 pulps were within 15 percent of the original ALS assay.  The check assays completed by Inspectorate are well within the range of acceptable analytical and natural variability.  These results indicate that the procedures used by the Company and ALS are appropriate and suitable for this type of metal system.  The check assay results also support the conclusion that the drilling results are accurate within the limits of analytical and natural variability, and are not in any way misleading.

No NI43-101 compliant mineral resource estimates have been completed for the Railroad or Pinion Projects.

4.     We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Response:

Historic underground mining activities occurred on the Railroad portion of the Project from 1869 until the early 1960’s.  Since 1967, fifteen companies have explored the Railroad portion of the Project.  Surface disturbance includes historic mine dumps, open mine adits/shafts, and unreclaimed access roads.  The Bureau of Land Management (“BLM”) has fenced off select historic adits for safety reasons. The historic disturbance is considered of low significance and no cultural inventories, remediation/reclamation activities have been requested of the Company by either the BLM or the Nevada Department Environmental Protection.  The Company is not aware of any contamination issues or liabilities found on the surface or in the groundwater.

Should you have any questions regarding the responses in this letter, please contact Jonathan Awde at the Company or the undersigned.

Very truly yours,

/s/Bruce A. Rich
Bruce A. Rich, Counsel

BAR:lf

Schedule A to SEC Letter

SCHEDULE A

Part 1
Elko County, Nevada, Mount Diablo Base and Meridian

Part 1 – General

The following sections contain various lode patents, lode claims, fee surface leases, and fee mineral leases.  The ownership of the fee surface and fee mineral leases are in various combinations and percentages.

Township 28 North, Range 55 East
Section 1: Lot 3 of NW4; S2NW4; NW4SW4
Section 2: NE4SE4; a parcel in SE4SE4 as described.
Section 11: NE4; N2NW4; SE4NW4; W2SE4; S2SW4
Section 14: N2NW4; SW4NW4
Section 15: SE4NE4; N2SE4; NE4SW4

Township 29 North, Range 53 East
Section 1: All
Section 3: Lots 1 and 2; S2NE4; SE4 (aka E2)
Section 10: NE 4
Section 11: All (except W2NW4NE4; E2NE4NW4)
Section 15: E2

Township 29 North, Range 54 east
Section 5: Lots 1, 2, 3, and 4; S2N2
Section 7: All

Township 29 North, Range 55 East
Section 13: SE4SE4
Section 24: E2NE4; SE4
Section 25: NE4; N2SE4; SW4SE4; SE4SW4; Less 1 acre cemetery in NE4
 Section 36: NW4; E2SW4

Township 29 North, Range 56 East
Section 4: Lots 3 and 4; SE4NW4
Section 6: E2; E2NW4; NE4SW4
Section 7: S2SW4; NW4SW4, W2SE4, NE4
Section 18: E2NW4; Lots 1, 2, 3, and 4

Schedule A to SEC Letter

Township 30 North, Range 52 East
Section 12: All

Township 30 North, Range 53 East
Sections: 1, 2, 3 through 29, 31, 33 through 35

Township 30 North, Range 53 East
Section 1: All
Section 3: Lots 1 and 2; SE4; E2SW4; SW4SW4; SE4NW4
Section 3: E2 of Lot 3; S2NE4
Section 9: a portion of NE4 east of BLM allotment fence
Section 13: All
Section 15: All
Section 23: All
Section 25: All
Section 27: NE4; NE4NW4; NE4SE4; and all other land east of ditch
Section 35: E2; E2W2

Township 30 North, Range 54 East
Section 3: SW4SW4
Section 4: SE4SE4
Section 5: S2
Section 7: All
Section 8: E2; E2W2
Section 9: All
Section 10: W2, SW4NE4, NW4SE4, S2SE4
Section 15: All
Section 16: E2E2; SW4SE4
Section 17: All
Section 19: All
Section 20: E2
Section 21: All
Section 22: All
Section 23: W2W2
Section 27: All
Section 28: All
Section 29: All
Section 31: All
Section 33: N2N2

Schedule A to SEC Letter

Township 30 North, Range 55 East
Section 13: E2SE4; E2SW4
Section 24: E2NE4; NE4SE4

Township 30 North, Range 56 East
Section 19: SW4; W2NW4; SE4NW4; SW4NE4; W2E4; SE4SE4
Section 28: a portion of SW4SW4 as described in deed by M&B
Section 29: a portion of S2S2 as described in deed by M&B
Section 30: S2; NE4; E2NW4
Section 31: E2; E2W2
Section 32: All
Section 33: Portion of W2 as described in deed by M&B

Township 31 North, Range 52 East
Section 24: All
Section 36: All

Township 31 North, Range 53 East
Sections: 8, 10, 15 through 17, 19 through 22, 27 through 35

Township 31 North, Range 54 East
Section 3: Lot 1; SE4NE4
Section 3: W2NE4; E2NW4; E2SW4; SE4
Section 10: E2W2
Section 15: W2; W2NE4
Section 15: E2NE4; SE4
Section 21: E2; S2SW4; NE4SW4
Section 25: E2E2
Section 28: W2NW4
Section 29: All
Section 31: All, except portion of W of BLM allotment fence (Book 45, Page 376)
Section 32: W2NE4; SE4NW4; NW4SE4

Schedule A to SEC Letter

Part 2
Elko County, Nevada

Part 2 – Railroad Property – Unpatented Lode Claims Owned by Gold Standard

		County
Claim Name	NMC #	Book/Page	Document #	Amended
B-1	138543	313/159	131352
B-2	138544	313/160	131353
B-3	138545	313/161	131354
B-4	138546	313/162	131355
B-5	138547	313/163	131356
BARDY	75877	98/350	38115
BLACK	75973	45/154	15175
BLUE	75974	45/159	15180
BURKE FRACTION	75975	8/300	n/a	21/94
CANARY	75976	39/366	5371
CISS 1	407849	560/304	228452
CISS 2	407850	560/305	228453
CISS 3	407851	560/306	228454
CISS 4	407852	560/307	228455
CISS 5	407853	560/308	228456
CISS 6	407854	560/309	228457
CISS 7	407855	560/310	228458
CISS 8	407856	560/311	228459
CISS 9	407857	560/312	228460
CISS 10	407858	560/313	228461
CISS 11	407859	560/314	228462
CISS 12	407860	560/315	228463
CISS 13	407861	560/316	228464
CISS 14	407862	560/317	228465
CISS 15	407863	560/318	228466
CISS 16	407864	560/319	228467
CISS 17	407865	560/320	228468
CISS 18	407866	560/321	228469
CISS 19	407867	560/322	228470
CISS 20	407868	560/323	228471
CISS 21	407869	560/324	228472
CISS 22	407870	560/325	228473
CISS 23	407871	560/326	228474
CISS 24	407872	560/327	228475
CISS 25	407873	560/328	228476

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
CISS 26	407874	560/329	228477
CISS 27	407875	560/330	228478
CISS 28	407876	560/331	228479
CISS 29	407877	560/332	228480
CISS 30	407878	560/333	228481
CISS 31	407879	560/334	228482
CISS 32	407880	560/335	228483
CISS 33	407881	560/336	228484
CISS 34	407882	560/337	228485
CISS 35	407883	560/338	228486
CISS 36	407884	560/339	228487
CISS 106	407954	560/409	228557
CISS 107	407955	560/410	228558
CISS 108	407956	560/411	228559
CISS 109	407957	560/412	228560
CISS 110	407958	560/413	228561
CISS 111	407959	560/414	228562
CISS 112	407960	560/415	228563
CISS 113	407961	560/416	228564
CISS 114	407962	560/417	228565
CISS 115	407963	560/418	228566
CISS 116	407964	560/419	228567
CISS 117	407965	560/420	228568
CISS 118	407966	560/421	228569
CISS 119	407967	560/422	228570
CISS 124	407968	560/423	228571
CISS 125	407969	560/424	228572
CISS 126	407970	560/425	228573
CISS 127	407971	560/426	228574
CISS 128	407972	560/427	228575
CISS 129	407973	560/428	228576
CISS 130	407974	560/429	228577
CISS 131	407975	560/430	228578
CISS 132	407976	560/431	228579
CISS 133	407977	560/432	228580
CISS 134	407978	560/433	228581
CISS 135	407979	560/434	228582
CISS 136	407980	560/435	228583
CISS 137	407981	560/436	228584
DIKE NO. 1	75977	21/534	44926

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
DIKE NO. 2	75978	21/535	44927
DIKE NO. 3	75979	21/535	44928
DIKE NO. 4	75980	21/536	44929
DIKE NO. 6	75981	21/536	44930
DIKE NO. 7	75982	21/537	44931
DIKE NO. 8	75983	21/537	44932
DIKE NO. 9	75984	21/538	44933
DIKE NO. 11	75985	21/538	44934
EAGLE	75986	Jul-86	n/a	7/596
GOLD	75987	45/161	15182
GREEN	75988	45/160	15181
HANNAH	75880	98/353	38118
HOFFMAN FRACTION	75989	7/598	n/a	17/101
HOLD UP	75990	17/5	8002
HOME 1	164143	326/659	136567
HOME 2	164144	326/660	136568
HOME 3	164145	326/661	136569
HOME 4	164146	326/662	136570
HOME 5	164147	326/663	136571
HOME 6	164148	326/664	136572
HOME 7	164149	326/665	136573
HOME 8	164150	326/666	136574
HOME 9	164151	326/667	136575
HOME 10	164152	326/668	136576
HOME 11	164153	326/669	136577
HOME 12	164154	326/670	136578
HOME 13	164155	326/671	136579
HOME 14	164156	326/672	136580
HOME 15	164157	326/673	136581
HOME 16	164158	326/674	136582
HOME 17	164159	326/675	136583
HOME 18	164160	326/676	136584
HOME 19	190211	350/307	146804
HOME 20	190212	350/308	146805
HOME 21	190213	350/309	146806
HOME 22	190214	350/310	146807
HOME 23	190215	350/311	146808
HOME 24	190216	350/312	146809
HOME 25	190217	350/313	146810
HOME 26	190218	350/314	146811

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
HOME 27	190219	350/315	146812
HOME 28	190220	350/316	146813
HOME 29	190221	350/317	146814
HOME 30	190222	350/318	146815
HOME 31	190223	350/319	146816
HOME 42	227247	378/289	158546
HOME 43	227248	378/290	158547
HOME 44	227249	378/291	158548
HOME 45	227250	378/292	158549
HOME 46	227251	378/293	158550
HOME 47	227252	378/294	158551
HOME 48	227253	378/295	158552
HOME 49	227254	378/296	158553
HOME 50	227255	378/297	158554
HOME 51	227256	378/298	158555
HOME 52	227257	378/299	158556
HOME STAKE	75991	17/6	8003
JKR 1	1025800		627853
JKR 2	1025801		627854
JKR 3	1025802		627855
JKR 4	1025803		627856
JKR 5	1025804		627857
JKR 6	1025805		627858
JKR 7	1025806		627859
JKR 8	1025807		627860
JKR 9	1025808		627861
JKR 10	1025809		627862
JKR 11	1025810		627863
JKR 12	1025811		627864
JKR 13	1025812		627865
JKR 14	1025813		627866
JKR 15	1025814		627867
JKR 16	1025815		627868
JKR 17	1025816		627869
JKR 18	1025817		627870
JKR 19	1025818		627871
JKR 20	1025819		627872
JKR 21	1025820		627873
JKR 22	1025821		627874
JKR 23	1025822		627875

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
JKR 24	1025823		627876
JKR 25	1025824		627877
JKR 26	1025825		627878
JMD 1	1013878		620141
JMD 2	1013879		620142
JMD 3	1013880		620143
JMD 4	1013881		620144
JMD 5	1013882		620145
JMD 6	1013883		620146
JMD 7	1013884		620147
JMD 8	1013885		620148
JMD 9	1013886		620149
JMD 10	1013887		620150
JMD 11	1013888		620151
JMD 12	1013889		620152
JMD 13	1013890		620153
JOHN	75876	98/349	38114
KEN	75881	98/356	38121
KEY	75992	8/377	n/a	20/694
LARK	75993	7/603	n/a
LAST CHANCE	75994	20/413	35070
LT 1	504170	629/422	257084
LT 2	504171	629/423	257085
LT 3	504172	629/424	257086
LT 4	504173	629/425	257087
LT 5	504174	629/426	257088
LT 6	504175	629/427	257089
LT 7	504176	629/428	257090
LT 8	504177	629/429	257091
LT 9	504178	629/430	257092
LT 10	504179	629/431	257093
LT 11	504180	629/432	257094
LT 12	504181	629/433	257095
LT 13	504182	629/434	257096
LT 14	504183	629/435	257097
LT 15	504184	629/436	257098
LT 16	504185	629/437	257099
LT 17	504186	629/438	257100
LT 18	504187	629/439	257101
LT 19	504188	629/440	257102

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
LT 20	504189	629/441	257103
LT 21	504190	629/442	257104
LT 22	504191	629/443	257105
LT 23	504192	629/444	257106
LT 24	504193	629/445	257107
LT 25	504194	629/446	257108
LT 26	504195	629/447	257109
LT 27	504196	629/448	257110
MAGGIE	75878	98/351	38116
MAHOGANY	75995	8/308	n/a	21/95
MENDOTA	75996	16/452	6593	17/102
MOON	75997	45/156	15177
MOON NO. 1	75998	45/157	15178
MOON NO. 2	75999	45/158	15179
NEVADA	76000	7/85	n/a	7/597
NEW 56	202156	357/213	149637
NEW 57	202157	357/214	149638
NEW 58	202158	357/215	149639
NEW 59	202159	357/216	149640
NEW 60	202160	357/217	149641
NEW 61	202161	357/218	149642
NEW 62	202162	357/219	149643
NEW 63	202163	357/220	149644
NEW 65	202165	357/222	149646
NEW 66	202166	357/223	149647
NEW 67	202167	357/224	149648
NEW 68	202168	357/225	149649
NEW 69	202169	357/226	149650
NEW 70	202170	357/227	149651
NEW 71	202171	357/228	149652
NEW 72	202172	357/229	149653
NEW 135	227243	378/300	158558
NEW 136	227244	378/301	158559
NEW 137	227245	378/302	158560
NEW 138	227246	378/303	158561
OWL	76001	7/604	n/a
PAM	75883	98/354	38119
PETER	75882	98/355	38120
PIN 1	698494	854/764	352404
PIN 2	698495	854/765	352405

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
PIN 3	698496	854/766	352406
PIN 4	698497	854/767	352407
PIN 5	698498	854/768	352408
PIN 6	698499	854/769	352409
PIN 7	698500	854/770	352410
PIN 8	698501	854/771	352411
PIN 9	698502	854/772	352412
PIN 10	698503	854/773	352413
PIN 11	698504	854/774	352414
PIN 12	698505	854/775	352415
PINE 1	407779	560/234	228381
PINE 2	407780	560/235	228382
PINE 3	407781	560/236	228383
PINE 4	407782	560/237	228384
PINE 5	407783	560/238	228385
PINE 6	407784	560/239	228386
PINE 7	407785	560/240	228387
PINE 8	407786	560/241	228388
PINE 9	407787	560/242	228389
PINE 10	407788	560/243	228390
PINE 11	407789	560/244	228391
PINE 12	407790	560/245	228392
PINE 13	407791	560/246	228393
PINE 14	407792	560/247	228394
PINE 15	407793	560/248	228395
PINE 16	407794	560/249	228396
PINE 17	407795	560/250	228397
PINE 18	407796	560/251	228398
PINE 58	407836	560/291	228438
PINE 59	407837	560/292	228439
PINE 60	407838	560/293	228440
PINE 61	407839	560/294	228441
PINE 62	407840	560/295	228442
PINE 63	407841	560/296	228443
PINE 64	407842	560/297	228444
PINE 65	407843	560/298	228445
PINE 66	407844	560/299	228446
PINK	76002	45/162	15183
PORTAL	76003	8/262	n/a
PORTAL FRACTION R	1013877		620139

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
RED R	1013875		620137
RED WEST	1013876		620138
RF 1	403753	558/437	227904
RF 2	403754	558/438	227905
RF 3	403755	558/439	227906
RF 4	403756	558/440	227907
RF 5	403757	558/441	227908
RF 6	403758	558/442	227909
RF 7	403759	558/443	227910
RF 8	403760	558/444	227911
RN 1	602676	727/444	293981
RN 2	602677	727/445	293982
RN 3	602678	727/446	293983
RN 4	602679	727/447	293984
RN 5	602680	727/448	293985
RN 6	602681	727/449	293986
RN 7	602682	727/450	293987
RN 8	602683	727/451	293988
RN 9	602684	727/452	293989
RN 10	602685	727/453	293990
RN 11	602686	727/454	293991
RN 12	602687	727/455	293992
RN 13	602688	727/456	293993
RN 14	602689	727/457	293994
RN 15	602690	727/458	293995
RN 16	602691	727/459	293996
RN 17	602692	727/460	293997
RN 18	602693	727/461	293998
RN 19	602694	727/462	293999
RN 20	602695	727/463	294000
RN 21	602696	727/464	294401
RN 22	602697	727/465	294402
RN 23	602698	727/466	294403
RN 24	602799	727/467	294004
RN 25	602700	727/468	294005
ROB	75879	98/352	38117
RR 1	320216	473/538	197675
RR 2	320217	473/539	197676
RR 3	320218	473/540	197677
RR 4	320219	473/541	197678

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
RR 5	320220	473/542	197679
RR 6	320221	473/543	197680
RR 7	320222	473/544	197681
RR 8	320223	473/545	197682
RR 9	320224	473/546	197683
RR 10	320225	473/547	197684
RR 11	320226	473/548	197685
RR 12	320227	473/549	197686
RR 13	320228	473/550	197687
RR 14	320229	473/551	197688
RR 15	320230	473/552	197689
RR 16	320231	473/553	197690
RR 17	320232	473/554	197691
RR 18	320233	473/555	197692
RR 19	320234	473/556	197693
RR 20	320235	473/557	197694
RR 21	320236	473/558	197695
RR 22	320237	473/559	197696
RR 23	320238	473/560	197697
RR 24	320239	473/561	197698
RR 25	320240	473/562	197699
RR 26	320241	473/563	197700
RR 27	320242	473/564	197701
RR 28	320243	473/565	197702
RR 29	320244	473/566	197703
RR 30	320245	473/567	197704
RR 31	320246	473/568	197705
RR 32	320247	473/569	197706
RR 33	320248	473/570	197707
RR 34	320249	473/571	197708
RR 35	320250	473/572	197709
RR 36	320251	473/573	197710
RR 37	320252	473/574	197711
RR 38	320253	473/575	197712
RR 39	320254	473/576	197713
RR 40	426606	572/466	233143
RR 41	426607	572/467	233144
RR 42	426608	572/468	233145
RR 43	426609	572/469	233146
RR 44	426610	572/470	233147

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
RR 45	426611	572/471	233148
RR 46	426612	572/472	233149
RR 47	426613	572/473	233150
RR 48	426614	572/474	233151
RR 49	426615	572/475	233152
RR 50	426616	572/476	233153
RR 51	426617	572/477	233154
RR 52	426618	572/478	233155
RR 53	426619	572/479	233156
RR 54	426620	572/480	233157
RR 55	466934	605/248	247268
RR 56	466935	605/249	247269
RR 57	466936	605/250	247270
RR 58	466937	605/251	247271
RR 59	466938	605/252	247272
RR 60	466939	605/253	247273
RR 61	466940	605/254	247274
RR 62	466941	605/255	247275
RR 63	466942	605/256	247276
RR 64	466943	605/257	247277
RRW 1	1055758		647488
RRW 2	1055759		647489
RRW 3	1055760		647490
RRW 4	1055761		647491
RRW 5	1055762		647492
RRW 6	1055763		647493
RRW 7	1055764		647494
RRW 8	1055765		647495
RRW 9	1055766		647496
RRW 10	1055767		647497
RRW 11	1055768		647498
RRW 12	1055769		647499
RRW 13	1055770		647500
RRW 14	1055771		647501
RRW 15	1055772		647502
RRW 16	1055773		647503
RRW 17	1055774		647504
RRW 18	1055775		647505
RRW 19	1055776		647506
RRW 20	1055777		647507

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
RRW 21	1055778	647508
RRW 22	1055779	647509
RRW 23	1055780	647510
RRW 24	1055781	647511
RRW 25	1055782	647512
RRW 26	1055783	647513
RRW 27	1055784	647514
RRW 28	1055785	647515
RRW 29	1055786	647516
RRW 30	1055787	647517
RRW 31	1055788	647518
RRW 32	1055789	647519
RRW 33	1055790	647520
RRW 34	1055791	647521
RRW 35	1055792	647522
RRW 36	1055793	647523
RRW 37	1055794	647524
RRW 38	1055795	647525
RRW 39	1055796	647526
RRW 40	1055797	647527
RRW 41	1055798	647528
RRW 42	1055799	647529
RRW 43	1055800	647530
RRW 44	1055801	647531
RRW 45	1055802	647532
RRW 46	1055803	647533
RRW 47	1055804	647534
RRW 48	1055805	647535
RRW 49	1055806	647536
RRW 50	1055807	647537
RRW 51	1055808	647538
RRW 52	1055809	647539
RRW 53	1055810	647540
RRW 54	1055811	647541
RRW 55	1055812	647542
RRW 56	1055813	647543
RRW 57	1055814	647544
RRW 58	1055815	647545
RRW 59	1055816	647546
RRW 60	1055817	647547

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
RRW 61	1055818	647548
RRW 62	1055819	647549
RRW 63	1055820	647550
RRW 64	1055821	647551
RRW 65	1055822	647552
RRW 66	1055823	647553
RRW 67	1055824	647554
RRW 68	1055825	647555
RRW 69	1055826	647556
RRW 70	1055827	647557
RRW 71	1055828	647558
RRW 72	1055829	647559
RRW 73	1055830	647560
RRW 74	1055831	647561
RRW 75	1055832	647562
RRW 76	1055833	647563
RRW 77	1055834	647564
RRW 78	1055835	647565
RRW 79	1055836	647566
RRW 80	1055837	647567
RRW 81	1055838	647568
RRW 82	1055839	647569
RRW 83	1055840	647570
RRW 84	1055841	647571
RRW 85	1055842	647572
RRW 86	1055843	647573
RRW 87	1055844	647574
RRW 88	1055845	647575
RRW 89	1055846	647576
RRW 90	1055847	647577
RRW 91	1055848	647578
RRW 92	1055849	647579
RRW 93	1055850	647580
RRW 94	1055851	647581
RRW 95	1055852	647582
RRW 96	1055853	647583
RRW 97	1055854	647584
RRW 98	1055855	647585
RRW 99	1055856	647586
RRW 100	1055857	647587

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
RRW 101	1055858		647588
RRW 102	1055859		647589
RRW 103	1055860		647590
RRW 104	1055861		647591
RRW 105	1055862		647592
RRW 106	1055863		647593
RRW 107	1055864		647594
RRW 108	1055865		647595
RRW 109	1055866		647596
RRW 110	1073755		658461
SELCO 1	75884	98/339	38104
SELCO 2	75885	98/340	38105
SELCO 3	75886	98/341	38106
SELCO 4	75887	98/342	38107
SELCO 5	75888	98/343	38108
SELCO 6	75889	98/344	38109
SELCO 7	75890	98/345	38110
SELCO 8	75891	98/346	38111
SELCO 9	75892	98/347	38112
SELCO 10	75893	98/348	38113
SELCO 12	75895	98/509	38207
SELCO 13	75896	98/510	38208
SELCO 14	75897	98/511	38209
SELCO 19	75902	98/516	38214
SELCO 20	75903	98/517	38215
SELCO 21	75904	98/518	38216
SELCO 22	75905	98/519	38217
SELCO 23	75906	98/520	38218
SELCO 24	75907	98/521	38219
SELCO 25	75908	98/522	38220
SELCO 26	75909	98/523	38221
SELCO 27	75910	98/224	38023
SELCO 28	75911	98/225	38024
SELCO 29	75912	98/226	38025
SELCO 30	75913	98/524	38222
SELCO 31	75914	98/525	38223
SELCO 32	75915	101/56	39393
SELCO 33	75916	101/57	39394
SELCO 34	75917	101/58	39395
SELCO 35	75918	101/59	39396

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
SELCO 36	75919	101/60	39397
SELCO 37	75920	101/61	39398
SELCO 38	75921	114/400	45258	115/665
SELCO 39	75922	114/401	45259
SELCO 40	75923	114/402	45260
SELCO 41	75924	114/403	45261
SELCO 42	75925	114/404	45262
SELCO 43	75926	114/405	45263
SELCO 44	75927	114/406	45264
SELCO 45	75928	114/407	45265
SELCO 46	75929	114/408	45266
SELCO 47	75930	114/409	45267
SELCO 48	75931	114/410	45268
SELCO 49	75932	114/411	45269
SELCO 50	75933	114/412	45270
SELCO 51	75934	114/413	45271
SELCO 52	75935	114/414	45272
SELCO 53	75936	114/415	45273
SELCO 54	75937	116/55	46003
SELCO 55	75938	116/56	46004
SELCO 56	75939	116/57	46005
SELCO 57	75940	116/58	46006
SELCO 58	75941	116/59	46007
SELCO 59	75942	116/60	46008
SELCO 60	75943	116/61	46009
SELCO 61	75944	116/62	46010
SELCO 63	75946	115/667	45941
SELCO 65	75948	115/669	45943
SELCO 67	75950	115/671	45945
SELCO 69	75952	115/673	45947
SELCO 70	75953	115/674	45948
SELCO 71	75954	115/675	45949
SELCO 72	75955	115/676	45950
SELCO 73	75956	115/677	45951
SELCO 74	75957	115/678	45952
SELCO 75	75958	115/679	45953
SELCO 76	75959	115/680	45954
SELCO 77	75960	115/681	45955
SELCO 78	75961	115/682	45956
SELCO 79	75962	115/683	45957

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
SELCO 80	75963	115/684	45958
SELCO 81	75964	115/685	45959
SELCO 84	75967	115/688	45962
SELCO 85	75968	115/689	45963
SELCO 86	75969	115/690	45964
SELCO 87	75970	115/691	45965
SELCO 88	75971	115/692	45966
SELCO 89	75972	115/693	45967
SNOWBIRD	76006	7/597	n/a
SPRING	76007	17/101	8688
STAR	76008	45/155	15176
STORM KING	76009	5/294	n/a	17/102
UHALDE-BORNE	76010	40/110	5925
UHALDE-BORNE NORTH	76011	39/47	4812
WCS 1	1073756		658463
WCS 2	1073757		658464
WCS 3	1073758		658465
WCS 4	1073759		658466
WCS 5	1073760		658467
WCS 6	1073761		658468
WCS 7	1073762		658469
WCS 8	1073763		658470
WCS 9	1073764		658471
WCS 10	1073765		658472
WCS 11	1073766		658473
WCS 12	1073767		658474
WCS 13	1073768		658475
WCS 14	1073769		658476
WCS 15	1073770		658477
WCS 16	1073771		658478
WCS 17	1073772		658479
WCS 18	1073773		658480
WCS 19	1073774		658481
WCS 20	1073775		658482
WCS 21	1073776		658483
WCS 22	1073777		658484
WCS 23	1073778		658485
WCS 24	1073779		658486
WCS 25	1073780		658487

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
WCS 26	1073781		658488
WRN 1	602701	727/469	294007
WRN 2	602702	727/470	294008
WRN 3	602703	727/471	294009
WRN 4	602704	727/472	294010
WRN 5	602705	727/473	294011
WRN 6	602706	727/474	294012
WRN 7	602707	727/475	294013
WRN 8	602708	727/476	294014
WRN 9	602709	727/477	294015
WRN 10	602710	727/478	294016
WRN 11	602711	727/479	294017
WRN 12	602712	727/480	294018
JMD 14	1098808		682367
JMD 15	1098809		682368
JMD 16	1098810		682369
JMD 17	1098811		682370
JMD 18	1098812		682371
JMD 19	1098813		682372
JMD 20	1098814		682373
JMD 21	1098815		682374
JMD 22	1098816		682375
JMD 23	1098817		682376
JMD 24	1098818		682377
JMD 25	1098819		682378
JMD 26	1098820		682379
JMD 27	1098821		682380
JMD 28	1098822		682381
JMD 29	1098823		682382
JMD 30	1098824		682383
JMD 31	1098825		682384
JMD 32	1098826		682385
JMD 33	1098827		682386
JMD 34	1098828		682387
JMD 35	1098829		682388
JMD 36	1098830		682389
JMD 37	1098831		682390
JMD 38	1098832		682391
JMD 39	1098833		682392
JMD 40	1098834		682393

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #	Amended
JMD 41	1098835	682394
JMD 42	1098836	682395
JMD 43	1102648	687332
JMD 44	1102649	687333
JMD 45	1102650	687334
TC 37R	1102651	687335
TC 38R	1102652	687336

Schedule A to SEC Letter

Part 3
Elko County, Nevada

Part 3 – Railroad Property – Unpatented Lode Claims Leased by Gold Standard

		County
Claim Name	NMC #	Book/Page	Document #
GUTSY 1203	399864	553/106	226058
GUTSY 1204	399865	553/107	226059
GUTSY 1205	399866	553/108	226060
GUTSY 1206	399867	553/109	226061
GUTSY 1207	399868	553/110	226062
GUTSY 1208	399869	553/111	226063
GUTSY 1209	399870	553/112	226064
GUTSY 1210	399871	553/113	226065
GUTSY 1211	399872	553/114	226066
GUTSY 1212	399873	553/115	226067
GUTSY 1213	399874	553/116	226068
GUTSY 1214	399875	553/117	226069
GUTSY 1215	399876	553/118	226070
GUTSY 1216	399877	553/119	226071
GUTSY 1217	399878	553/120	226072
GUTSY 1218	399879	553/121	226073
GUTSY 1219	399880	553/122	226074
GUTSY 1220	399881	553/123	226075
GUTSY 1221	399882	553/124	226076
GUTSY 1222	399883	553/125	226077
GUTSY 1223	399884	553/126	226078
GUTSY 1224	399885	553/127	226079
GUTSY 1225	399886	553/128	226080
GUTSY 1226	399887	553/129	226081
GUTSY 1227	399888	553/130	226082
GUTSY 1228	399889	553/131	226083
GUTSY 1229	399890	553/132	226084
GUTSY 1230	399891	553/133	226085
GUTSY 1231	399892	553/134	226086
GUTSY 1232	399893	553/135	226087
GUTSY 1233	399894	553/136	226088
GUTSY 1234	399895	553/137	226089
GUTSY 1235	399896	553/138	226090
GUTSY 1236	399897	553/139	226091
GUTSY 1237	399898	553/140	226092

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #
GUTSY 1238	399899	553/141	226093
GUTSY 1239	399900	553/142	226094
GUTSY 1240	399901	553/143	226095
GUTSY 1241	399902	553/144	226096
GUTSY 1242	399903	553/145	226097
GUTSY 1243	399904	553/146	226098
GUTSY 1244	399905	553/147	226099
GUTSY 1245	399906	553/148	226100
GUTSY 1246	399907	553/149	226101
GUTSY 1247	399908	553/150	226102
GUTSY 1248	399909	553/151	226103
GUTSY 1249	399910	553/152	226104
GUTSY 1250	399911	553/153	226105
GUTSY 1251	399912	553/154	226106
GUTSY 1252	399913	553/155	226107
GUTSY 1253	399914	553/156	226108
GUTSY 1254	399915	553/157	226109
GUTSY 1255	399916	553/158	226110
GUTSY 1256	399917	553/159	226111
GUTSY 1257	399918	553/160	226112
GUTSY 1258	399919	553/161	226113
GUTSY 1259	399920	553/162	226114
GUTSY 1260	399921	553/163	226115
GUTSY 1261	399922	553/164	226116
GUTSY 1262	399923	553/165	226117
GUTSY 1263	399924	553/166	226118
GUTSY 1264	399925	553/167	226119
GUTSY 1265	399926	553/168	226120
GUTSY 1266	399927	553/169	226121
GUTSY 1267	399928	553/170	226122
GUTSY 1268	399929	553/171	226123
GUTSY 1269	399930	553/172	226124
GUTSY 1270	399931	553/173	226125
GUTSY 1271	399932	553/174	226126
GUTSY 1272	399933	553/175	226127
GUTSY 1273	399934	553/176	226128
GUTSY 1274	399935	553/177	226129

Schedule A to SEC Letter

Part 4
Elko County, Nevada

Part 4 – Railroad Property – Patented Claims (Owned and Leased)

Patent Name	MS	Assessed Owner	Controlled By	Property
Bald Eagle	4592	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Blue Jay	4592	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Bullion	1487	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Cleveland	1498	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Grey Eagle	4592	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Hecla	1491	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Hoffman	1500	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Kansas City	4592	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Lucky Boy	4592	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Mounted Ledge	1499	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Safety Pin	4592	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Silver King	1492	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Sky Blue	1495	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Standing Elk Lode	1486	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Standing Elk MS	1486	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Mill Site
Tom Boy	4592	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Tripoli	1497	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Webfoot	1488	Gold Standard Ventures (US)	Gold Standard Ventures (US)	Lode
Kenilworth	4608	Sylvania Resources LLC	Sylvania Lease	Lode
Sylvania	4608	Sylvania Resources LLC	Sylvania Lease	Lode
Valley View	4608	Sylvania Resources LLC	Sylvania Lease	Lode
Victor Fraction	4608	Sylvania Resources LLC	Sylvania Lease	Lode
Vindicator Fraction	4608	Sylvania Resources LLC	Sylvania Lease	Lode
Wide West	4608	Sylvania Resources LLC	Sylvania Lease	Lode
Bald Mountain Chief	1489	Victory Exploration - ANv	ANv Lease	Lode
Copper Bell	1490	Victory Exploration - ANv	ANv Lease	Lode
Sun Lode	1494	Sun Lode Company LLC	Sun Lode Lease	Lode

Schedule A to SEC Letter

Part 5
Elko County, Nevada

Part 5 – Pinon Property – Unpatented Lode Claims Owned by Gold Standard Ventures (US) Inc.

		County
Claim Name	NMC #	Book/Page	Document #
CISS 37	407885	560/340	228488
CISS 38	407886	560/341	228489
CISS 39	407887	560/342	228490
CISS 40	407888	560/343	228491
CISS 41	407889	560/344	228492
CISS 42	407890	560/345	228493
CISS 43	407891	560/346	228494
CISS 44	407892	560/347	228495
CISS 45	407893	560/348	228496
CISS 46	407894	560/349	228497
CISS 47	407895	560/350	228498
CISS 48	407896	560/351	228499
CISS 49	407897	560/352	228500
CISS 50	407898	560/353	228501
CISS 51	407899	560/354	228502
CISS 52	407900	560/355	228503
CISS 53	407901	560/356	228504
CISS 54	407902	560/357	228505
CISS 55	407903	560/358	228506
CISS 56	407904	560/359	228507
CISS 57	407905	560/360	228508
CISS 58	407906	560/361	228509
CISS 59	407907	560/362	228510
CISS 60	407908	560/363	228511
CISS 61	407909	560/364	228512
CISS 62	407910	560/365	228513
CISS 63	407911	560/366	228514
CISS 64	407912	560/367	228515
CISS 65	407913	560/368	228516
CISS 66	407914	560/369	228517
CISS 67	407915	560/370	228518
CISS 68	407916	560/371	228519
CISS 69	407917	560/372	228520
CISS 70	407918	560/373	228521

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #
CISS 71	407919	560/374	228522
CISS 72	407920	560/375	228523
CISS 73	407921	560/376	228524
CISS 74	407922	560/377	228525
CISS 75	407923	560/378	228526
CISS 76	407924	560/379	228527
CISS 77	407925	560/380	228528
CISS 78	407926	560/381	228529
CISS 79	407927	560/382	228530
CISS 80	407928	560/383	228531
CISS 81	407929	560/384	228532
CISS 82	407930	560/385	228533
CISS 83	407931	560/386	228534
CISS 84	407932	560/387	228535
CISS 85	407933	560/388	228536
CISS 86	407934	560/389	228537
CISS 87	407935	560/390	228538
PP 1	829752	2/22680	484937
PP 2	829753	2/22681	484938
PP 3	829754	2/22682	484939
PP 4	829755	2/22683	484940
PP 5	829756	2/22684	484941
PP 6	829757	2/22685	484942
PP 7	829758	2/22686	484943
PP 8	829759	2/22687	484944
PP 9	829760	2/22688	484945
PP 10	829761	2/22689	484946
PP 11	829762	2/22690	484947
PP 12	829763	2/22691	484948
PP 13	829764	2/22692	484949
PP 14	829765	2/22693	484950
PP 15	829766	2/22694	484951
PP 16	829767	2/22695	484952
PP 17	829768	2/22696	484953
PP 18	829769	2/22697	484954
PP 19	829770	2/22698	484955
PP 20	829771	2/22699	484956
PP 21	829772	2/22700	484957
PP 22	829773	2/22701	484958
PP 23	829774	2/22702	484959

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #
PP 24	829775	2/22703	484960
PP 25	829776	2/22704	484961
PP 26	829777	2/22705	484962
PP 27	829778	2/22706	484963
PP 28	829779	2/22707	484964
PP 29	829780	2/22708	484965
PP 30	829781	2/22709	484966
PP 31	829782	2/22710	484967
PP 32	829783	2/22711	484968
PP 33	829784	2/22712	484969
PP 34	829785	2/22713	484970
PP 35	829786	2/22714	484971
PP 36	829787	2/22715	484972
PP 37	829788	2/22716	484973
PP 38	829789	2/22717	484974
PP 39	829790	2/22718	484975
PP 40	829791	2/22719	484976
PP 41	829792	2/22720	484977
PP 42	829793	2/22721	484978
PP 43	829794	2/22722	484979
PP 44	829795	2/22723	484980
PP 45	829796	2/22724	484981
PP 46	829797	2/22725	484982
PP 59	829810	2/22738	484995
PP 60	829811	2/22739	484996
PP 61	829812	2/22740	484997
PP 62	829813	2/22741	484998
PP 63	829814	2/22742	484999
PP 64	829815	2/22743	485000
PP 65	829816	2/22744	485001
PP 66	829817	2/22745	485002
PP 67	829818	2/22746	485003
PP 68	829819	2/22747	485004
PP 69	829820	2/22748	485005
PP 70	829821	2/22749	485006
PP 71	829822	2/22750	485007
PP 72	829823	2/22751	485008
PP 73	829824	2/22752	485009
PP 74	829825	2/22753	485010
PP 75	829826	2/22754	485011

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #
PP 76	829827	2/22755	485012
PP 77	881622	4/57463	526778
PP 78	881623	4/57464	526779
PP 79	881624	4/57465	526780
PR 1	881625	4/57466	526762
PR 2	881626	4/57467	526763
PR 3	881627	4/57468	526764
PR 4	881628	4/57469	526765
PR 5	881629	4/57470	526766
PR 6	881630	4/57471	526767
PR 7	881631	4/57472	526768
PR 8	881632	4/57473	526769
PR 9	881633	4/57474	526770
PR 10	881634	4/57475	526771
PR 11	881635	4/57476	526772
PR 12	881636	4/57477	526773
PR 13	881637	4/57478	526774
PR 14	881638	4/57479	526775
PR 15	881639	4/57480	526776
TC 1	125639	304/6	127282
TC 2	125640	304/7	127283
TC 3	125641	304/8	127284
TC 4	125642	304/9	127285
TC 5	125643	304/10	127286
TC 6	125644	304/11	127287
TC 7	125645	304/12	127288
TC 8	125646	304/13	127289
TC 9	125647	304/14	127290
TC 10	125648	304/15	127291
TC 11	133862	309/184	129702
TC 12	148871	329/58	137481
TC 13	148872	329/59	137482
TC 14	148873	329/60	137483
TC 15	148874	329/61	137484
TC 16	148875	329/62	137485
TC 17	148876	329/63	137486
TC 18	148877	329/64	137487
TC 19	148878	329/65	137488
TC 20	148879	329/66	137489
TC 21	148880	329/67	137490

Schedule A to SEC Letter

County
Claim Name	NMC #	Book/Page	Document #
TC 22	148881	329/68	137491
TC 23	148882	329/69	137492
TC 24	148883	329/70	137493
TC 25	148884	329/71	137494
TC 26	148885	329/72	137495
TC 27	148886	329/73	137496
TC 28	148887	329/74	137497
TC 29	403761	558/426	227892
TC 30	403762	558/427	227893
TC 31	403763	558/428	227894
TC 32	403764	558/429	227895
TC 33	403765	558/430	227896
TC 34	403766	558/431	227897
TC 35	403767	558/432	227898
TC 36	403768	558/433	227899
TC 37	403769	558/434	227900
TC 38	403770	558/435	227901
TC 39	403771	558/436	227902

Schedule A to SEC Letter

Part 6
Elko County, Nevada

Part 6 – Pinon Property – Unpatented Claims Leased by Gold Standard Ventures (US) Inc.

		County
Claim Name	NMC #	Book/Page	Document #
Joe PP 56	898185	5/20346	534020
Joe PP 58	898186	5/20348	534022